UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53647

RICI® Linked – PAM Advisors Fund, LLC

(Exact name of registrant as specified in its charter)

c/o Price Asset Management, Inc.

141 West Jackson Blvd. Suite 1320A

Chicago, IL 60604

(877) 261-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

RICI®  Linked – PAM Total Index Series LLC Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:    _________ 275_____________

Pursuant to the requirements of the Securities Exchange Act of 1934 RICI Linked – PAM Advisors Fund, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: ________August 5, 2015________     By: _/s/ David F. Schink________________________________________

 Name:David F. Schink

Title:Chief Operating Officer

Price Asset Management, Inc., its Managing Member